UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

 Under the Securities Exchange Act of 1934
(Amendment No.  )*

Consonance-HFW Acquisition Corp.
(Name of Issuer)
Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
G2445M129
(CUSIP NUMBER)
Kevin Livingston
1370 Avenue of the Americas, 33rd Floor
New York, NY 10019
(212) 660-8060
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 23, 2020
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box   [  ].
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G2445M129	13D

1	NAME OF REPORTING PERSONS Consonance Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 871,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 871,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 871,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. G2445M129	13D

1	NAME OF REPORTING PERSONS Consonance Capital Opportunity Fund Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,900
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 128,900
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. G2445M129	13D

1	NAME OF REPORTING PERSONS Consonance Capman GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. G2445M129	13D

1	NAME OF REPORTING PERSONS Consonance Life Sciences, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 434,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 434,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 434,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. G2445M129	13D

1	NAME OF REPORTING PERSONS Mitchell Blutt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000
	8	SHARED VOTING POWER 434,000
	9	SOLE DISPOSITIVE POWER 1,000,000
	10	SHARED DISPOSITIVE POWER 434,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,434,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. G2445M129	13D

1	NAME OF REPORTING PERSONS Benny Soffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 434,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 434,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 434,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. G2445M129	13D

1	NAME OF REPORTING PERSONS Kevin Livingston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 434,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 434,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 434,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

Schedule 13D
Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”) of Consonance-HFW Acquisition Corp. (the “Issuer”), a Cayman Islands exempted company. The address of the principal executive offices of the Issuer is 1 Palmer Square, Suite 305, Princeton, New Jersey 08540.
Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
Item 2.	Identity and Background

(a)	The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

1.	Consonance Capital Management LP, a Delaware limited partnership (“Consonance Management”)

2.	Consonance Capital Opportunity Fund Management LP, a Delaware limited partnership (“Consonance Opportunity”)

3.	Consonance Capman GP LLC, a Delaware limited liability company (“Capman”)

4.	Consonance Life Sciences, LLC, a Cayman Islands limited liability company (“Consonance Life Sciences”)

5.	Mitchell J. Blutt

6.	Benny Soffer

7.	Kevin Livingston
(b) The business address or address of the principal office, as applicable, of the Reporting Persons other than Consonance Life Sciences is:
1370 Avenue of the Americas
Suite 3301
New York, NY 10019

The business address or address of the principal office, as applicable, of Consonance Life Sciences is:

c/o Consonance-HFW Acquisition Corp.
1 Palmer Square, Suite 305
Princeton, NJ 08540
(c) Each of the Reporting Persons is engaged in the business of investing. The principal business of Consonance Management is serving as an investment adviser to certain private investment funds, including Consonance Capital Master Account, LP (the “Master Account”) and Consonance Capital Opportunity Master Fund, LP (“Consonance Opportunity Master”).  The principal business of Consonance Opportunity is serving as an investment adviser to a certain managed account (the “Managed Account”).  The principal business of Capman is serving as the general partner of Consonance Management and Consonance Opportunity. The principal business of Consonance Life Sciences is holding securities of the Issuer.  The principal business of Mitchell J. Blutt is serving as the manager and member of Capman and as a Manager of Consonance Life Sciences.  Dr. Blutt also serves as Chairman of the Board of Directors (the “Board”) of the Issuer.  The principal business of Benny Soffer is serving as the Chief Investment Officer and a Partner of Consonance Management and a Manager of Consonance Life Sciences.  Dr. Soffer also serves as a Director on the Issuer’s Board.  The principal business of Mr. Livingston is to serve as the Chief

Financial Officer and a Partner of Consonance Management and a Manager of Consonance Life Sciences.  Mr. Livingston also serves as the Issuer’s Chief Financial Officer.
(d) and (e) During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.	Consonance Management – Delaware

2.	Consonance Opportunity – Delaware

3.	Capman – Delaware

4.	Consonance Life Sciences – Cayman Islands

5.	Mitchell J. Blutt – United States

6.	Benny Soffer – United States

7.	Kevin Livingston – United States

Item 3.	Source and Amount of Funds or Other Consideration
The information in Item 4 is incorporated herein by reference.
The Class A Shares reported herein are directly held by the Master Account, Consonance Opportunity Master, the Managed Account and Consonance Life Sciences.  The source of funds used to purchase such Class A Shares was the working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) of each of the Master Account, Consonance Opportunity Master, the Managed Account and Consonance Life Sciences.
The aggregate purchase price of the 500,000 units (“Units”) of the Issuer (each Unit consists of one Class A Share of the Issuer and one-third of one warrant (“Warrant”), with each whole Warrant entitling the holder to purchase one Class A Share at $11.50 per share) held directly by the Master Account was $5,000,000.  The aggregate purchase price of the 371,100 Units held directly by Consonance Opportunity Master was $3,711,000.  The aggregate purchase price of the 128,900 Units held directly by the Managed Account was $1,289,000.  The aggregate purchase price of the 434,000 Units held directly by Consonance Life Sciences was $4,340,000.

Item 4.	Purpose of Transaction
The Issuer is a newly incorporated blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities, which will be referred to herein as the Issuer’s initial business combination (the “IBC”).  Consonance Life Sciences is the Issuer’s sponsor.  Prior to the Issuer’s initial public offering, Consonance Life Sciences purchased 2,300,000 Class B ordinary shares (“Class B Shares”) of the Issuer for a per share price of approximately $0.011.  The Class B Shares will automatically convert into Class A Shares at the time of the IBC. On November 18, 2020, Consonance Life Sciences transferred 30,000 Class B Shares to each of the Issuer’s three non-employee directors.  Other than such non-employee directors, Consonance Life Sciences is currently the only holder of Class B Shares, and until the completion of the IBC, only holders of the Class B Shares will be entitled to vote on the appointment of directors of the Issuer.

Letter Agreement
On November 18, 2020, Consonance Life Sciences and the non-employee directors of the Issuer (collectively the “Founding Team”) entered into a letter agreement (the “Letter Agreement”) with the Issuer pursuant to which the Founding Team agreed that if the Issuer fails to consummate its IBC within the time period set forth in the Issuer’s Charter, the Founding Team shall take all reasonable steps to cause the Issuer to (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem 100% of the publicly traded Class A Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer’s Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Issuer to pay income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding publicly traded Class A Shares, which redemption will completely extinguish the rights of the holders of publicly traded Class A Shares as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Issuer’s remaining shareholders and the Board, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to the Issuer’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. The Founding Team also agreed not to propose any amendment to the Issuer’s Charter (i) that would modify the substance or timing of the Issuer’s obligation to provide holders of the publicly traded Class A Shares the right to have their shares redeemed in connection with an IBC or to redeem 100% of the publicly traded Class A Shares if the Issuer does not complete an IBC within the required time period set forth in the Issuer’s Charter or (ii) with respect to any provision relating to the rights of holders of the publicly traded Class A Shares unless the Issuer provides such shareholders with the opportunity to redeem their Class A Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Issuer to pay income taxes, if any, divided by the number of then-outstanding publicly traded Class A Shares.
The Founding Team Further agreed pursuant to the Letter Agreement to (i) waive their redemption rights with respect to any of their Class B Shares and Class A Shares (collectively, “Founder Holdings”) in connection with an IBC, (ii) to waive their redemption rights with respect to any Founder Holdings in connection with a shareholder vote to approve an amendment to the Issuer’s Charter (A) that would modify the substance or timing of the Issuer’s obligation to provide holders of Class A Shares the right to have their shares redeemed in connection with the IBC or to redeem 100% of public Class A Shares if the Issuer does not complete its IBC within 24 months from the closing of the Issuer’s initial public offering or (B) with respect to any other provision relating to the rights of holders of Class A Shares or pre-IBC activity and (iii) waive their rights to liquidating distributions from the Trust Account with respect to any Class B Shares or Class A Shares acquired in private placements they hold if the Issuer fails to consummate an IBC within 24 months from the closing of the Issuer’s initial public offering (although they will be entitled to liquidating distributions from the Trust Account with respect to any public Class A Shares they hold if the Issuer fails to complete its IBC within 24 months from the closing of the Issuer’s initial public offering).
Further, pursuant to the Letter Agreement, the Issuer agreed not to enter into a definitive agreement regarding a proposed IBC without the prior consent of Consonance Life Sciences, and the Founding Team agreed that if the Issuer seeks shareholder approval of a proposed IBC, then in connection with such proposed IBC, the members of the Founding Team will vote their Issuer securities in favor of such proposed IBC (including any proposals recommended by the Board in connection with such IBC) and not redeem any publicly traded Class A Shares held by them, in connection with such shareholder approval.
Pursuant to the Letter Agreement, the Founding Team agreed not to transfer, assign or sell (i) any of their Class B Shares (which automatically convert to Class A Shares at the closing the IBC) until the earliest of (A) one year after the completion of the IBC and (B) subsequent to the IBC, (x) if the closing price of the Class A Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the IBC, or (y) the date following the IBC on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Issuer’s public shareholders having the right to exchange their Class A Shares for cash, securities or other property, and (ii) any of their Units, Class A Shares or Warrants acquired in private placements or Class A Shares acquired upon exercise of Warrants acquired in private placements until 30 days after the completion of the IBC.  Further, during the period commencing on the effective date of the Underwriting Agreement for the Issuer’s initial public offering and ending 180 days after such date, the Founding Team agreed not to transfer any Units, ordinary shares of the Issuer, Warrants or any other securities convertible into or exercisable for or exchangeable for ordinary shares of the Issuer without the prior written consent of the representative of the underwriter.
The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, which is incorporated by reference as Exhibit 99.2, and is incorporated herein by reference.
Registration and Shareholder Rights Agreement
On November 18, 2020, the Founding Team entered into a Registration and Shareholder Rights Agreement with the Issuer (the “Registration and Shareholder Rights Agreement”) pursuant to which the Founding Team will be entitled to certain registration rights for Class B Shares (including any Class A Shares or other equivalent equity security issued or issuable upon the conversion of any such Class B Shares or exercisable for Class A Shares), Units acquired in private placements, Class A Shares and Warrants acquired in private placements and any Class A Shares issuable upon the exercise of Warrants acquired in private placements held by them.  Following the date of the IBC, the holders of at least the majority in interest of the then-outstanding number of the registrable securities covered by the Registration and Shareholder Rights Agreement will be entitled to make up to three registration demands, excluding short form registration demands.  In addition, the Founding Team will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the IBC. However, the Registration and Shareholder Rights Agreement provides that the Issuer will not permit any registration statement filed to become effective until termination of the lock-up periods applicable to the securities covered by the Registration and Shareholder Rights Agreement.
Pursuant to the Registration and Shareholder Rights Agreement, upon and following the consummation of the IBC, Consonance Life Sciences will be entitled to designate three individuals to be appointed or nominated, as the case may be, to the Board as long as Consonance Life Sciences holds any securities covered by the Registration and Shareholder Rights Agreement.
The foregoing description of the Registration and Shareholder Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration and Shareholder Rights Agreement, which is incorporated by reference as Exhibit 99.3, and is incorporated herein by reference.
Private Placements
On November 23, 2020, simultaneously with the closing of the Issuer’s initial public offering, Consonance Life Sciences purchased 410,000 Units in a private placement with the Issuer for $10 per Unit.  In addition, simultaneously with the closing of the exercise of the option to purchase Units by the underwriters of the Issuer's initial public offering, Consonance Life Sciences purchased 24,000 Units in a private placement with the Issuer for $10 per unit.
The Warrants included in the Units described above and those included in the Units purchased in the Issuer’s initial public offering will become exercisable on the later of (a) 30 days after the completion of the IBC or (b) 12 months from the closing of the Issuer's initial public offering. The Warrants will expire five years after the completion of the IBC.  The terms of the Warrants included in the Units acquired in the private placements discussed above and in the Units sold in the Issuer’s initial public offering are described in the Warrant Agreement, dated November 18, 2020, by and between the Issuer and Continental Stock Transfer & Trust Company (the “Warrant Agreement”).
The foregoing description of the Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrant Agreement, which is incorporated by reference as Exhibit 99.4, and is incorporated herein by reference.
Initial Public Offering Purchases
On November 23, 2020, the Master Account purchased 500,000 Units, Consonance Opportunity Master purchased 371,100 Units, and the Managed Account purchased 128,900 Units for $10 per Unit in the Issuer’s initial public offering.
Mitchell J. Blutt currently serves as Chairman of the Issuer’s Board and Benny Soffer is a director on the Issuer’s Board.

Consonance Life Sciences has also indicated an interest to purchase up to an aggregate of 2,500,000 Class A Shares (for $10.00 per share or $25,000,000 in the aggregate) in a private placement that would occur concurrently with the consummation of the IBC. The capital from such private placement would be used as part of the consideration to the sellers in the IBC, and any excess capital from such private placement would be used for working capital in the post-transaction company. Such indication of interest is not a binding agreement or commitment to purchase, and Consonance Life Sciences may determine not to purchase any such shares, or to purchase fewer shares than it has indicated an interest in purchasing.
Pursuant to the Second Amended and Restated Limited Liability Company Agreement of Consonance Life Sciences, dated November 16, 2020, following the IBC and the expiration of any transfer restrictions on securities of the Issuer held by Consonance Life Sciences, Consonance Life Sciences will distribute the securities of the Issuer held by it to its unitholders.  The Master Fund, Consonance Opportunity Master and the Managed Account in the aggregate own the majority of the unit interests in Consonance Life Sciences.
The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to any restrictions described herein, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities beneficially owned by the Reporting Persons in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

Item 5.	Interest in Securities of the Issuer
The information in Item 4 is incorporated herein by reference.
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  The percentages of Class A Shares reported to be beneficially owned by the Reporting Persons are based on 9,634,000 Class A Shares outstanding following the closing of the exercise of the option to purchase Units by the underwriters of the Issuer's initial public offering on December 1, 2020, based on information received from the Issuer.
Consonance Management is the investment adviser of both the Master Account and Consonance Opportunity Master, and pursuant to investment advisory agreements, Consonance Management exercises voting and investment power over the securities of the Issuer held by the Master Account and Consonance Opportunity Master and thus may be deemed to beneficially own the securities of the Issuer held by the Master Account and Consonance Opportunity Master.  Consonance Opportunity is the investment adviser of the Managed Account and exercises voting and investment power over the securities of the Issuer held by the Managed Account and thus may be deemed to beneficially own the securities of the Issuer held by the Managed Account.  Capman, as the general partner of Consonance Management and Consonance Opportunity, and Mitchell J. Blutt, as the manager and member of Capman, may be deemed to beneficially own the securities of the Issuer held by the Master Account, Consonance Opportunity Master and the Managed Account.
Consonance Life Sciences is governed by a board of managers consisting of Mitchell J. Blutt, Benny Soffer and Kevin Livingston. As such, Mitchell J. Blutt, Benny Soffer and Kevin Livingston may be deemed to have voting and investment discretion over the securities held by Consonance Life Sciences and thus may be deemed to have shared beneficial ownership of such securities.
(c) The disclosure in Item 4 is incorporate herein by reference.  Except as disclosed in this Schedule 13D, there have been no transactions in the Class A Shares by the Reporting Persons within the past 60 days.
(d) The disclosure in Item 2 and Item 4 is incorporated herein by reference.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information in Item 4 is incorporated herein by reference.
The Letter Agreement is incorporated by reference as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.
The Registration and Shareholder Rights Agreement is incorporated by reference as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.
The Warrant Agreement is incorporated by reference as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.
Item 7.	Material To Be Filed as Exhibit

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

99.2
Letter Agreement, dated November 18, 2020, by and among Consonance-HFW Acquisition Corp., Consonance Life Sciences, LLC, Christopher Haqq, Jennifer Jarrett and Donald J. Santel (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 25, 2020).

99.3
Registration and Shareholder Rights Agreement, dated November 18, 2020, by and among Consonance-HFW Acquisition Corp., Consonance Life Sciences, LLC, Christopher Haqq, Jennifer Jarrett and Donald J. Santel (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 25, 2020).

99.4
Warrant Agreement, dated November 18, 2020, by and between Consonance-HFW Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 25, 2020).

Signatures
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 3, 2020

CONSONANCE CAPITAL MANAGEMENT LP

By: Consonance Capman GP LLC, its general partner

By: /s/ Mitchell Blutt
Mitchell Blutt
Manager and Member

CONSONANCE CAPITAL OPPORTUNITY FUND MANAGEMENT LP

By: Consonance Capman GP LLC, its general partner

By: /s/ Mitchell Blutt
Mitchell Blutt
Manager and Member

CONSONANCE LIFE SCIENCES, LLC

By: /s/ Kevin Livingston
Kevin Livingston
Manager

CONSONANCE CAPMAN GP, LLC

By: /s/ Mitchell Blutt
Mitchell Blutt
Manager and Manager

/s/ Mitchell Blutt
Mitchell Blutt

/s/ Benny Soffer
Benny Soffer

/s/ Kevin Livingston
Kevin Livingston

Exhibit 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the Class A ordinary shares, par value $0.0001 per share, of Consonance-HFW Acquisition Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
EXECUTED as of this 3rd day of December, 2020.
CONSONANCE CAPITAL MANAGEMENT LP

By: Consonance Capman GP LLC, its general partner

By: /s/ Mitchell Blutt
Mitchell Blutt
Manager and Member

CONSONANCE CAPITAL OPPORTUNITY FUND MANAGEMENT LP

By: Consonance Capman GP LLC, its general partner

By: /s/ Mitchell Blutt
Mitchell Blutt
Manager and Member

CONSONANCE LIFE SCIENCES, LLC

By: /s/ Kevin Livingston
Kevin Livingston
Manager

CONSONANCE CAPMAN GP, LLC

By: /s/ Mitchell Blutt
Mitchell Blutt
Manager and Manager

/s/ Mitchell Blutt
Mitchell Blutt

/s/ Benny Soffer
Benny Soffer

/s/ Kevin Livingston
Kevin Livingston